

June 25, 2024

Ali Kashani
Chief Executive Officer
Serve Robotics Inc.
730 Broadway
Redwood City, California 94063

> **Re: Serve Robotics Inc.**
> **Registration Statement on Form S-1**
> **Filed June 7, 2024**
> **File No. 333-280071**

Dear Ali Kashani:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 7, 2024

Management's Discussion and Analysis, page 38

1. Please include in your registration statement financial statements for the quarterly period ended March 31, 2024. Also, update your disclosure to include a management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2023. For guidance, refer to Instruction 1 to paragraph (b) of Item 303 of Regulation S-K, which requires the discussion to cover the periods covered by the financial statements included in the filing.

Exhibit Index, page II-7

2. Your legality opinion filed as Exhibit 5.1 relates to 4,813,041 shares of common stock being offered by selling stockholders. However, it appears from the disclosure on the cover page of this registration statement that 2,708,479 shares of common stock are issuable upon exercise of warrants. Please file a revised opinion that indicates, if true, that

the shares of common stock *when issued* will be validly issued, fully paid and non-assessable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Albert Vanderlaan, Esq.